SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of AUGUST 2021
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: August 4, 2021

List of materials

Documents attached hereto:

i) Press release:  Quarterly Financial Statements for the First Quarter Ended June 30, 2021 And Outlook for the Fiscal Year Ending March 31, 2022.

Quarterly Financial Statements
for the First Quarter Ended June 30, 2021
And
Outlook for the Fiscal Year Ending March 31, 2022

August 4, 2021
Sony Group Corporation

Quarterly Financial Statements (Unaudited)	F-1

Condensed Consolidated Statements of Financial Position	F-1
Condensed Consolidated Statements of Income (Three months ended June 30)	F-3
Condensed Consolidated Statements of Comprehensive Income (Three months ended June 30)	F-4
Condensed Consolidated Statements of Changes in Stockholders’ Equity	F-5
Condensed Consolidated Statements of Cash Flows (Three months ended June 30)	F-6
Notes to Condensed Consolidated Financial Statements	F-8
- Business Segment Information	F-8
- Going Concern Assumption	F-14
- Accounting Policy and Other Information	F-14
- First-time Adoption	F-15

Outlook for the Fiscal Year Ending March 31, 2022	1

Supplemental Information	4

Cautionary Statement	5

All financial information is presented on the basis of International Financial Reporting Standards (“IFRS”).
Sony Group Corporation and its consolidated subsidiaries are together referred to as “Sony” or “Sony Group”.

(Unaudited)
Condensed Consolidated Financial Statements
Condensed Consolidated Statements of Financial Position
	Yen in millions
	April 1, 2020	March 31, 2021	June 30, 2021	Change from March 31, 2021
ASSETS
Current assets:
Cash and cash equivalents	1,512,523	1,786,982	1,725,218	(61,764)
Investments and advances in the Financial Services segment	327,092	411,982	390,918	(21,064)
Trade and other receivables, and contract assets	1,194,334	1,365,493	1,441,588	76,095
Inventories	559,779	636,668	758,041	121,373
Other financial assets	135,482	117,682	98,906	(18,776)
Other current assets	441,974	396,210	437,308	41,098
Total current assets	4,171,184	4,715,017	4,851,979	136,962
Non-current assets:
Investments accounted for using the equity method	204,291	225,086	227,001	1,915
Investments and advances in the Financial Services segment	16,352,285	17,296,546	17,680,447	383,901
Property, plant and equipment	917,198	990,541	1,052,944	62,403
Right-of-use assets	373,282	358,034	370,399	12,365
Goodwill	690,929	726,109	789,918	63,809
Content assets	992,644	1,062,547	1,098,676	36,129
Other intangible assets	377,500	391,055	392,368	1,313
Deferred insurance acquisition costs	187,904	623,986	636,679	12,693
Deferred tax assets	210,333	215,669	193,736	(21,933)
Other financial assets	321,721	695,764	753,449	57,685
Other non-current assets	167,795	207,489	222,093	14,604
Total non-current assets	20,795,882	22,792,826	23,417,710	624,884
Total assets	24,967,066	27,507,843	28,269,689	761,846
(Continued on the following page.)

Condensed Consolidated Statements of Financial Position (Continued)
	Yen in millions
	April 1, 2020	March 31, 2021	June 30, 2021	Change from March 31, 2021
LIABILITIES
Current liabilities:
Short-term borrowings	824,045	1,201,747	1,459,658	257,911
Current portion of long-term debt	98,923	205,406	207,180	1,774
Trade and other payables	1,310,536	1,596,563	1,682,260	85,697
Deposits from customers in the banking business	2,347,387	2,682,156	2,717,538	35,382
Income taxes payables	85,346	84,431	77,839	(6,592)
Participation and residual liabilities in the Pictures segment	163,007	161,433	159,379	(2,054)
Other financial liabilities	56,152	54,341	41,750	(12,591)
Other current liabilities	1,263,944	1,367,527	1,257,852	(109,675)
Total current liabilities	6,149,340	7,353,604	7,603,456	249,852
Non-current liabilities:
Long-term debt	939,030	1,053,636	1,044,969	(8,667)
Defined benefit liabilities	329,621	267,222	261,444	(5,778)
Deferred tax liabilities	1,041,156	816,587	853,135	36,548
Future insurance policy benefits and other	6,519,577	6,614,585	6,708,960	94,375
Policyholders’ account in the life insurance business	3,640,010	4,328,894	4,469,224	140,330
Participation and residual liabilities in the Pictures segment	119,702	116,537	121,791	5,254
Other financial liabilities	146,834	139,417	161,205	21,788
Other non-current liabilities	87,320	93,022	96,495	3,473
Total non-current liabilities	12,823,250	13,429,900	13,717,223	287,323
Total liabilities	18,972,590	20,783,504	21,320,679	537,175
EQUITY
Sony Group Corporation’s stockholders’ equity:
Common stock	880,214	880,214	880,214	–
Additional paid-in capital	1,297,554	1,489,597	1,475,112	(14,485)
Retained earnings	1,949,697	2,914,503	3,087,094	172,591
Accumulated other comprehensive income	979,476	1,520,257	1,588,475	68,218
Treasury stock, at cost	(232,503)	(124,228)	(127,699)	(3,471)
Equity attributable to Sony Group Corporation’s stockholders	4,874,438	6,680,343	6,903,196	222,853
Noncontrolling interests	1,120,038	43,996	45,814	1,818
Total equity	5,994,476	6,724,339	6,949,010	224,671
Total liabilities and equity	24,967,066	27,507,843	28,269,689	761,846

Condensed Consolidated Statements of Income
	Yen in millions
	Three months ended June 30
	2020	2021	Change
Sales and financial services revenue:
Sales	1,524,960	1,844,713	319,753
Financial services revenue	437,989	412,130	(25,859)
Total sales and financial services revenue	1,962,949	2,256,843	293,894
Costs and expenses:
Cost of sales	1,049,423	1,248,773	199,350
Selling, general and administrative	300,285	345,302	45,017
Financial services expenses	401,904	388,069	(13,835)
Other operating (income) expense, net	(10,690)	(1,101)	9,589
Total costs and expenses	1,740,922	1,981,043	240,121
Share of profit (loss) of investments accounted for using the equity method	(302)	4,268	4,570
Operating income	221,725	280,068	58,343
Financial income	56,676	11,685	(44,991)
Financial expenses	9,839	8,543	(1,296)
Income before income taxes	268,562	283,210	14,648
Income taxes	64,344	70,095	5,751
Net income	204,218	213,115	8,897

Net income attributable to
Sony Group Corporation’s stockholders	193,583	211,829	18,246
Noncontrolling interests	10,635	1,286	(9,349)

	Yen
	Three months ended June 30
	2020	2021	Change
Per share data:
Net income attributable to Sony Group Corporation’s stockholders
- Basic	158.59	170.95	12.36
- Diluted	155.27	169.22	13.95

Condensed Consolidated Statements of Comprehensive Income
	Yen in millions
	Three months ended June 30
	2020	2021	Change
Net income	204,218	213,115	8,897
Other comprehensive income, net of tax -
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income	40,098	26,370	(13,728)
Remeasurement of defined benefit pension plans	(39)	(1,697)	(1,658)
Share of other comprehensive income of investments accounted for using the equity method	36	(14)	(50)
Items that may be reclassified subsequently to profit or loss
Changes in debt instruments measured at fair value through other comprehensive income	(67,858)	34,994	102,852
Cash flow hedges	(260)	(198)	62
Insurance contract valuation adjustments	(1,650)	285	1,935
Exchange differences on translating foreign operations	793	7,184	6,391
Share of other comprehensive income of investments accounted for using the equity method	(67)	(31)	36
Total other comprehensive income, net of tax	(28,947)	66,893	95,840
Comprehensive income	175,271	280,008	104,737

Comprehensive income attributable to
Sony Group Corporation’s stockholders	190,143	278,349	88,206
Noncontrolling interests	(14,872)	1,659	16,531

Condensed Consolidated Statements of Changes in Stockholders’ Equity

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2020	880,214	1,297,554	1,949,697	979,476	(232,503)	4,874,438	1,120,038	5,994,476
Comprehensive income:
Net income			193,583			193,583	10,635	204,218
Other comprehensive income, net of tax				(3,440)		(3,440)	(25,507)	(28,947)
Total comprehensive income			193,583	(3,440)		190,143	(14,872)	175,271
Transfer to retained earnings			178	(178)		-		–
Transactions with stockholders and other:
Exercise of stock acquisition rights		(0)	(565)		4,822	4,257		4,257
Conversion of convertible bonds		(143)	(225)		2,423	2,055		2,055
Stock-based compensation		(26)				(26)		(26)
Dividends declared			(30,504)			(30,504)	(12,467)	(42,971)
Purchase of treasury stock					(29)	(29)		(29)
Reissuance of treasury stock		0			0	0		0
Transactions with noncontrolling interests shareholders and other		1,907				1,907	(1,585)	322
Balance at June 30, 2020	880,214	1,299,292	2,112,164	975,858	(225,287)	5,042,241	1,091,114	6,133,355

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2021	880,214	1,489,597	2,914,503	1,520,257	(124,228)	6,680,343	43,996	6,724,339
Comprehensive income:
Net income			211,829			211,829	1,286	213,115
Other comprehensive income, net of tax				66,520		66,520	373	66,893
Total comprehensive income			211,829	66,520		278,349	1,659	280,008
Transfer to retained earnings			(1,698)	1,698		-		–
Transactions with stockholders and other:
Exercise of stock acquisition rights		(1)	(70)		1,450	1,379		1,379
Conversion of convertible bonds		(109)	(293)		2,626	2,224		2,224
Stock-based compensation		1,447				1,447		1,447
Dividends declared			(37,177)			(37,177)	(2,029)	(39,206)
Purchase of treasury stock					(7,548)	(7,548)		(7,548)
Reissuance of treasury stock		1			1	2		2
Transactions with noncontrolling interests shareholders and other		(15,823)				(15,823)	2,188	(13,635)
Balance at June 30, 2021	880,214	1,475,112	3,087,094	1,588,475	(127,699)	6,903,196	45,814	6,949,010

Condensed Consolidated Statements of Cash Flows
	Yen in millions
	Three months ended June 30
	2020	2021
Cash flows from operating activities:
Income before income taxes	268,562	283,210
Adjustments to reconcile income before income taxes to net cash provided by operating activities:
Depreciation and amortization, including amortization of contract costs	161,513	177,922
Amortization of deferred insurance acquisition costs	5,434	15,042
Other operating (income) expense, net	(10,690)	(1,101)
Gain on securities, net (other than Financial Services segment)	(52,650)	(742)
Share of loss of investments accounted for using the equity method, net of dividends	3,546	2,250
Change in future insurance policy benefits and other	83,810	95,162
Change in policyholders’ account in the life insurance business, less cash impact	171,276	104,840
Net cash impact of policyholders’ account in the life insurance business	29,789	35,427
Changes in assets and liabilities:
(Increase) decrease in trade receivables and contract assets	26	(74,204)
Increase in inventories	(25,996)	(120,542)
Increase in investments and advances in the Financial Services segment	(539,219)	(320,192)
Increase in content assets	(30,011)	(132,147)
Increase in deferred insurance acquisition costs	(21,300)	(26,203)
Increase in trade payables	163	55,195
Increase in deposits from customers in the banking business	116,592	38,039
Increase in borrowings in the life insurance business and the banking business	195,116	241,847
(Increase) decrease in other financial assets and other current assets	(4,598)	8,252
Decrease in other financial liabilities and other current liabilities	(138,362)	(134,060)
Income taxes paid	(61,193)	(65,753)
Other	10,957	16,492
Net cash provided by operating activities	162,765	198,734
(Continued on the following page.)

Condensed Consolidated Statements of Cash Flows (Continued)
	Yen in millions
	Three months ended June 30
	2020	2021
Cash flows from investing activities:
Payments for property, plant and equipment and other intangible assets	(128,100)	(93,521)
Proceeds from sales of property, plant and equipment and other intangible assets	3,861	1,356
Payments for investments and advances (other than Financial Services segment)	(48,072)	(32,045)
Proceeds from sales or return of investments and collections of advances (other than Financial Services segment)	13,330	9,328
Payments for purchase of businesses	(1,865)	(76,155)
Proceeds from sales of businesses	1,313	6,012
Other	7,168	(6,212)
Net cash used in investing activities	(152,365)	(191,237)
Cash flows from financing activities:
Decrease in short-term borrowings, net	(9,313)	(4,415)
Proceeds from issuance of long-term debt	4,178	6,102
Payments of long-term debt	(22,771)	(23,703)
Dividends paid	(30,094)	(36,849)
Payments for purchase of treasury stock	(29)	(7,548)
Other	(9,489)	(1,029)
Net cash used in financing activities	(67,518)	(67,442)
Effect of exchange rate changes on cash and cash equivalents	(6,496)	(1,819)
Net decrease in cash and cash equivalents	(63,614)	(61,764)
Cash and cash equivalents at beginning of the fiscal year	1,512,523	1,786,982
Cash and cash equivalents at end of the period	1,448,909	1,725,218

Notes to Condensed Consolidated Financial Statements
Business Segment Information
(Business Segments)
Segment sales and financial services revenue
	Yen in millions
	Three months ended June 30
	2020	2021	Change
Sales and financial services revenue:
Game & Network Services -
Customers	599,049	602,158	3,109
Intersegment	7,060	13,652	6,592
Total	606,109	615,810	9,701
Music -
Customers	173,735	252,222	78,487
Intersegment	3,380	2,651	(729)
Total	177,115	254,873	77,758
Pictures -
Customers	174,441	204,378	29,937
Intersegment	648	358	(290)
Total	175,089	204,736	29,647
Electronics Products & Solutions -
Customers	354,012	566,519	212,507
Intersegment	7,365	9,749	2,384
Total	361,377	576,268	214,891
Imaging & Sensing Solutions -
Customers	198,371	197,885	(486)
Intersegment	7,815	20,172	12,357
Total	206,186	218,057	11,871
Financial Services -
Customers	437,989	412,130	(25,859)
Intersegment	2,255	2,255	–
Total	440,244	414,385	(25,859)
All Other -
Customers	20,445	18,217	(2,228)
Intersegment	4,855	3,769	(1,086)
Total	25,300	21,986	(3,314)
Corporate and elimination	(28,471)	(49,272)	(20,801)
Consolidated total	1,962,949	2,256,843	293,894

Game & Network Services (“G&NS”) intersegment amounts primarily consist of transactions with Electronics Products & Solutions (“EP&S”).  EP&S intersegment amounts primarily consist of transactions with the G&NS segment.  Imaging & Sensing Solutions (“I&SS”)  intersegment amounts primarily consist of transactions with the G&NS segment and the EP&S segment.  Corporate and elimination includes certain brand and patent royalty income.

Segment profit (loss)
	Yen in millions
	Three months ended June 30
	2020	2021	Change
Operating income (loss):
Game & Network Services	123,900	83,259	(40,641)
Music	35,637	55,380	19,743
Pictures	27,044	25,354	(1,690)
Electronics Products & Solutions	(8,857)	71,751	80,608
Imaging & Sensing Solutions	26,209	30,479	4,270
Financial Services	35,989	24,013	(11,976)
All Other	3,520	4,154	634
Total	243,442	294,390	50,948
Corporate and elimination	(21,717)	(14,322)	7,395
Consolidated operating income	221,725	280,068	58,343

　　Operating income (loss) is sales and financial services revenue less costs and expenses, and includes the share of profit (loss) of investments accounted for using the equity method.

　　The sales and financial services revenue and operating income (loss) for three months ended June 30, 2020 shown in the table above are presented to reflect the change in the organizational structure for the fiscal year ending March 31, 2022, which is discussed on page F-14.

(Sales to Customers by Product Category)

　　The following table is a breakdown of sales and financial services revenue to external customers by product category for each segment.  Sony management views each segment as a single operating segment.
	Yen in millions
	Three months ended June 30
Sales and financial services revenue:	2020	2021	Change
Game & Network Services
Digital Software and Add-on Content	394,637	320,436	(74,201)
Network Services	93,295	101,986	8,691
Hardware and Others	111,117	179,736	68,619
Total	599,049	602,158	3,109
Music
Recorded Music - Streaming	68,900	109,109	40,209
Recorded Music - Others	29,186	42,780	13,594
Music Publishing	31,096	47,132	16,036
Visual Media and Platform	44,553	53,201	8,648
Total	173,735	252,222	78,487
Pictures
Motion Pictures	65,077	79,503	14,426
Television Productions	64,303	61,288	(3,015)
Media Networks	45,061	63,587	18,526
Total	174,441	204,378	29,937
Electronics Products & Solutions
Televisions	106,568	221,021	114,453
Audio and Video	47,081	73,089	26,008
Still and Video Cameras	46,405	116,410	70,005
Mobile Communications	94,229	81,413	(12,816)
Other	59,729	74,586	14,857
Total	354,012	566,519	212,507
Imaging & Sensing Solutions	198,371	197,885	(486)
Financial Services	437,989	412,130	(25,859)
All Other	20,445	18,217	(2,228)
Corporate	4,907	3,334	(1,573)
Consolidated total	1,962,949	2,256,843	293,894

In the G&NS segment, Digital Software and Add-on Content includes distribution of software titles and add-on content through network by Sony Interactive Entertainment; Network Services includes network services relating to game, video and music content; Hardware and Others includes home gaming consoles, packaged software, peripheral devices and first-party software for third-party platforms.  In the Music segment, Recorded Music - Streaming includes the distribution of digital recorded music by streaming; Recorded Music - Others includes the distribution of recorded music by physical media and digital download as well as revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles, including game applications based on the animation titles, and various service offerings for music and visual products.  In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of live-action and animated motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide.  In the EP&S segment, Televisions includes LCD and OLED televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices; Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Mobile Communications includes smartphones and an internet-related service business; Other includes display products such as projectors and medical equipment.

(Condensed Financial Services Financial Statements)
　　The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services.  These presentations are not in accordance with IFRS, which is used by Sony to prepare its condensed consolidated financial statements.  However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s condensed consolidated financial statements.  Both financial statements include transactions between the Financial Services segment and Sony without the Financial Services segment (including noncontrolling interests). The figures shown in the respective presentations for the Financial Services segment and Sony without the Financial Services segment are prior to the elimination and/or offset of such transactions and deferred tax assets and deferred tax liabilities of each.  The condensed consolidated financial statements column is presented net of the elimination and/or offset of such intercompany balances and deferred tax assets and liabilities.

Condensed Statements of Financial Position
	Yen in millions
	Financial Services			Sony without Financial Services			Consolidated
	April 1, 2020	March 31, 2021	June 30, 2021	April 1, 2020	March 31, 2021	June 30, 2021	April 1, 2020	March 31, 2021	June 30, 2021
ASSETS
Current assets:
Cash and cash equivalents	¥550,039	¥497,218	¥661,590	¥962,484	¥1,289,764	¥1,063,628	¥1,512,523	¥1,786,982	¥1,725,218
Investments and advances in the Financial Services segment	327,092	411,982	390,918	–	–	–	327,092	411,982	390,918
Trade and other receivables, and contract assets	115,592	119,791	127,365	1,086,457	1,261,321	1,327,671	1,194,334	1,365,493	1,441,588
Inventories	–	–	–	559,779	636,668	758,041	559,779	636,668	758,041
Other financial assets	79,721	73,349	47,735	55,762	44,498	51,337	135,482	117,682	98,906
Other current assets	51,765	51,147	61,979	390,915	357,582	414,206	441,974	396,210	437,308
Total current assets	1,124,209	1,153,487	1,289,587	3,055,397	3,589,833	3,614,883	4,171,184	4,715,017	4,851,979
Non-current assets:
Investments accounted for using the equity method	–	–	–	204,291	225,086	227,001	204,291	225,086	227,001
Investments and advances in the Financial Services segment	16,352,285	17,296,546	17,680,447	–	–	–	16,352,285	17,296,546	17,680,447
Investments in Financial Services, at cost	–	–	–	153,968	550,483	550,483	–	–	–
Property, plant and equipment	18,256	19,260	19,067	899,185	971,336	1,033,928	917,198	990,541	1,052,944
Right-of-use assets	57,892	65,775	67,459	315,431	292,262	302,943	373,282	358,034	370,399
Goodwill and intangible assets, including content assets	62,660	66,133	65,710	1,998,413	2,113,578	2,215,252	2,061,073	2,179,711	2,280,962
Deferred insurance acquisition costs	187,904	623,986	636,679	–	–	–	187,904	623,986	636,679
Deferred tax assets	8,129	–	–	202,217	309,341	254,311	210,333	215,669	193,736
Other financial assets	34,319	28,043	23,903	291,373	671,683	733,508	321,721	695,764	753,449
Other non-current assets	87,933	86,287	86,048	155,643	195,713	210,285	167,795	207,489	222,093
Total non-current assets	16,809,378	18,186,030	18,579,313	4,220,521	5,329,482	5,527,711	20,795,882	22,792,826	23,417,710
Total assets	¥17,933,587	¥19,339,517	¥19,868,900	¥7,275,918	¥8,919,315	¥9,142,594	¥24,967,066	¥27,507,843	¥28,269,689

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥768,100	¥1,160,896	¥1,422,745	¥154,884	¥246,257	¥244,095	¥922,968	¥1,407,153	¥1,666,838
Trade and other payables	43,975	80,189	50,468	1,273,946	1,531,502	1,645,105	1,310,536	1,596,563	1,682,260
Deposits from customers in the banking business	2,347,387	2,682,156	2,717,538	–	–	–	2,347,387	2,682,156	2,717,538
Income taxes payables	22,509	5,407	3,237	62,837	79,024	74,602	85,346	84,431	77,839
Participation and residual liabilities in the Pictures segment	–	–	–	163,007	161,433	159,379	163,007	161,433	159,379
Other financial liabilities	44,668	29,106	28,597	11,484	25,235	13,153	56,152	54,341	41,750
Other current liabilities	179,652	192,728	224,490	1,085,330	1,187,975	1,072,543	1,263,944	1,367,527	1,257,852
Total current liabilities	3,406,291	4,150,482	4,447,075	2,751,488	3,231,426	3,208,877	6,149,340	7,353,604	7,603,456
Non-current liabilities:
Long-term debt	276,409	361,106	342,744	662,644	692,531	702,224	939,030	1,053,636	1,044,969
Defined benefit liabilities	34,856	35,293	35,553	294,765	231,929	225,891	329,621	267,222	261,444
Deferred tax liabilities	879,683	802,830	802,837	176,839	122,489	125,932	1,041,156	816,587	853,135
Future insurance policy benefits and other	6,519,577	6,614,585	6,708,960	–	–	–	6,519,577	6,614,585	6,708,960
Policyholders’ account in the life insurance business	3,640,010	4,328,894	4,469,224	–	–	–	3,640,010	4,328,894	4,469,224
Participation and residual liabilities in the Pictures segment	–	–	–	119,702	116,537	121,791	119,702	116,537	121,791
Other financial liabilities	115,949	109,537	109,375	33,399	32,446	54,412	146,834	139,417	161,205
Other non-current liabilities	4,217	5,309	5,360	106,693	109,808	112,938	87,320	93,022	96,495
Total non-current liabilities	11,470,701	12,257,554	12,474,053	1,394,042	1,305,740	1,343,188	12,823,250	13,429,900	13,717,223
Total liabilities	14,876,992	16,408,036	16,921,128	4,145,530	4,537,166	4,552,065	18,972,590	20,783,504	21,320,679
Equity:
Stockholders’ equity of Financial Services	3,054,361	2,928,525	2,944,694	–	–	–	–	–	–
Stockholders’ equity of Sony without Financial Services	–	–	–	3,084,820	4,341,109	4,547,793	–	–	–
Sony Group Corporation’s stockholders’ equity	–	–	–	–	–	–	4,874,438	6,680,343	6,903,196
Noncontrolling interests	2,234	2,956	3,078	45,568	41,040	42,736	1,120,038	43,996	45,814
Total equity	3,056,595	2,931,481	2,947,772	3,130,388	4,382,149	4,590,529	5,994,476	6,724,339	6,949,010
Total liabilities and equity	¥17,933,587	¥19,339,517	¥19,868,900	¥7,275,918	¥8,919,315	¥9,142,594	¥24,967,066	¥27,507,843	¥28,269,689

Condensed Statements of Income
	Yen in millions
	Three months ended June 30
	Financial Services		Sony without Financial Services		Consolidated
	2020	2021	2020	2021	2020	2021

Sales	¥–	¥–	¥1,526,437	¥1,845,785	¥1,524,960	¥1,844,713
Financial services revenue	440,244	414,385	–	–	437,989	412,130
Total sales and financial services revenue	440,244	414,385	1,526,437	1,845,785	1,962,949	2,256,843

Cost of sales	–	–	1,052,065	1,251,199	1,049,423	1,248,773
Selling, general and administrative	–	–	299,126	343,948	300,285	345,302
Financial services expenses	404,159	390,324	–	–	401,904	388,069
Other operating (income) expense, net	96	48	(10,786)	(1,149)	(10,690)	(1,101)
Total costs and expenses	404,255	390,372	1,340,405	1,593,998	1,740,922	1,981,043

Share of profit (loss) of investments accounted for using the equity method	–	–	(302)	4,268	(302)	4,268

Operating income	35,989	24,013	185,730	256,055	221,725	280,068

Financial income (expenses), net	–	–	66,651	42,300	46,837	3,142

Income before income taxes	35,989	24,013	252,381	298,355	268,562	283,210

Income taxes	9,841	3,740	54,507	66,354	64,344	70,095

Net income	26,148	20,273	197,874	232,001	204,218	213,115

Net income of Financial Services	¥26,073	¥20,152	¥–	¥–	¥–	¥–

Net income of Sony without Financial Services	¥–	¥–	¥196,424	¥230,836	¥–	¥–

Net income attributable to Sony Group Corporation’s stockholders	¥–	¥–	¥–	¥–	¥193,583	¥211,829

Net income attributable to noncontrolling interests	¥75	¥121	¥1,450	¥1,165	¥10,635	¥1,286

Condensed Statements of Cash Flows
	Yen in millions
	Three months ended June 30
	Financial Services		Sony without Financial Services		Consolidated
	2020	2021	2020	2021	2020	2021
Cash flows from operating activities:
Income (loss) before income taxes	¥35,989	¥24,013	¥252,381	¥298,355	¥268,562	¥283,210
Adjustments to reconcile income (loss) before income taxes to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of contract costs	5,757	6,243	155,756	171,679	161,513	177,922
Amortization of deferred insurance acquisition costs	5,434	15,042	–	–	5,434	15,042
Other operating (income) expense, net	96	48	(10,786)	(1,149)	(10,690)	(1,101)
(Gain) loss on securities, net (other than Financial Services segment)	–	–	(52,650)	(742)	(52,650)	(742)
Change in future insurance policy benefits and other	83,810	95,162	–	–	83,810	95,162
Change in policyholders’ account in the life insurance business, less cash impact	171,276	104,840	–	–	171,276	104,840
Net cash impact of policyholders’ account in the life insurance business	29,789	35,427	–	–	29,789	35,427
Changes in assets and liabilities:			–	–	–	–
(Increase) decrease in trade receivables and contract assets	(20,294)	(11,256)	14,469	(60,778)	26	(74,204)
(Increase) decrease in inventories	–	–	(25,996)	(120,542)	(25,996)	(120,542)
(Increase) decrease in investments and advances in the financial services business	(539,219)	(320,192)	–	–	(539,219)	(320,192)
(Increase) decrease in content assets	–	–	(30,011)	(132,147)	(30,011)	(132,147)
(Increase) decrease in deferred insurance acquisition costs	(21,300)	(26,203)	-	–	(21,300)	(26,203)
Increase (decrease) in trade payables	(1,149)	(27,252)	1,312	80,632	163	55,195
Increase (decrease) in deposits from customers in the banking business	116,592	38,039	–		116,592	38,039
Increase (decrease) in borrowings in the life insurance business and the banking business	195,116	241,847	–	–	195,116	241,847
Other	(13,960)	36,128	(169,371)	(209,134)	(189,650)	(172,819)
Net cash provided by (used in) operating activities	47,937	211,886	135,104	26,174	162,765	198,734

Cash flows from investing activities:
Payments for property, plant and equipment and other intangible assets	(5,674)	(5,580)	(122,491)	(87,941)	(128,100)	(93,521)
Payments for investments and advances (other than Financial Services segment)	–	–	(48,072)	(32,045)	(48,072)	(32,045)
Proceeds from sales or return of investments and collections of advances (other than Financial Services segment)	–	–	13,330	9,328	13,330	9,328
Other	108	–	9,979	(74,999)	10,477	(74,999)
Net cash provided by (used in) investing activities	(5,566)	(5,580)	(147,254)	(185,657)	(152,365)	(191,237)

Cash flows from financing activities:
Increase (decrease) in borrowings, net	(2,296)	(2,605)	(25,618)	(19,412)	(27,906)	(22,016)
Dividends paid	(30,453)	(39,159)	(30,095)	(36,849)	(30,094)	(36,849)
Other	109	(170)	1,014	(8,573)	(9,518)	(8,577)
Net cash provided by (used in) financing activities	(32,640)	(41,934)	(54,699)	(64,834)	(67,518)	(67,442)

Effect of exchange rate changes on cash and cash equivalents	–	–	(6,496)	(1,819)	(6,496)	(1,819)

Net increase (decrease) in cash and cash equivalents	9,731	164,372	(73,345)	(226,136)	(63,614)	(61,764)
Cash and cash equivalents at beginning of the fiscal year	550,039	497,218	962,484	1,289,764	1,512,523	1,786,982
Cash and cash equivalents at end of the period	¥559,770	¥661,590	¥889,139	¥1,063,628	¥1,448,909	¥1,725,218

Going Concern Assumption
　　Not Applicable

Accounting Policy and Other Information
(Net Income Attributable to Sony Group Corporation’s Stockholders and Weighted-average Number of Outstanding Shares Used for the Computation of EPS of Common Stock)

	Yen in millions
	Three months ended June 30
	2020	2021
Net income attributable to Sony Group Corporation’s stockholders	193,583	211,829
Adjustment amount to net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation
Zero coupon convertible bonds	149	51
Net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation	193,732	211,880

	Thousands of shares
Weighted-average shares outstanding for basic EPS computation	1,220,629	1,239,162
Effect of dilutive securities:
Stock acquisition rights	3,269	4,914
Zero coupon convertible bonds	23,820	8,046
Weighted-average shares for diluted EPS computation	1,247,718	1,252,122

(Segmentation)
Due to organizational changes as of April 1, 2021, from the first quarter of the fiscal year ending March 31, 2022, Sony transferred some of the businesses and functions previously included within All Other and Corporate and elimination to the EP&S segment.  In connection with these organizational changes, sales and financial services revenue and operating income (loss) of each segment for the fiscal year ended March 31, 2021 are presented to conform to the organizational structure for the fiscal year ending March 31, 2022.

The G&NS segment includes network services businesses, the manufacture and sales of home gaming products and the production and sales of software.  The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses.  The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses.  The EP&S segment includes the Televisions business, the Audio and Video business, the Still and Video Cameras business, the smartphone business and internet-related service business.  The I&SS segment includes the image sensors business.  The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and the banking business in Japan.  All Other consists of various operating activities, including the disc manufacturing and recording media businesses.  Sony’s products and services are generally unique to a single operating segment.

First-Time Adoption
  Sony has disclosed its condensed consolidated financial statements under IFRS from the first quarter of the fiscal year ending March 31, 2022.  The latest consolidated financial statements under generally accepted accounting principles in the United States (“U.S. GAAP”) were prepared for the fiscal year ended March 31, 2021, and the date of transition to IFRS was April 1, 2020.

(1)  Exemption under IFRS 1 “First-Time Adoption of International Financial Reporting Standards” (“IFRS 1”)

　　IFRS 1 requires that a company adopting IFRS for the first-time (“first-time adopters”) shall apply IFRS retrospectively.  However, IFRS 1 provides certain exemptions that allow first-time adopters to choose not to apply certain standards retrospectively.  Sony has adopted the following exemptions:

Business combinations

　　First-time adopters may choose not to apply IFRS 3 “Business Combinations” (“IFRS 3”) retrospectively to business combinations that occurred before the date of transition to IFRS.  Sony has applied this exemption and chosen not to apply IFRS 3 retrospectively to business combinations that occurred before the date of transition to IFRS.  Therefore, the carrying amounts of goodwill generated in business combinations that occurred prior to the date of transition to IFRS were based on the carrying amounts determined under U.S. GAAP at the date of transition to IFRS.
　　Sony performed an impairment test on goodwill at the date of transition to IFRS regardless of whether there were any indications that the goodwill may be impaired.

Exchange differences on translating foreign operations

　　First-time adopters may choose to deem the cumulative exchange differences on translating foreign operations as zero at the date of transition to IFRS.  Sony has chosen to apply this exemption and deemed all cumulative exchange differences on translating foreign operations as zero at the date of transition to IFRS.

Designation of financial instruments recognized before the date of transition to IFRS

　　First-time adopters may designate an investment in an equity instrument as an investment recognized at fair value through other comprehensive income in accordance with IFRS 9 “Financial Instruments” based on the facts and circumstances that existed at the date of transition to IFRS.  Sony has applied this exemption and designated some equity instruments at fair value in other comprehensive income at the date of transition to IFRS.

Recognition of right-of-use assets and lease liabilities

　　When first-time adopters recognize right-of-use assets and lease liabilities as a lessee, they are permitted to measure right-of-use assets and lease liabilities at the date of transition to IFRS.  Sony measured all lease liabilities at the date of transition to IFRS at the present value of the remaining lease payments, discounted using Sony’s incremental borrowing rate at the date of transition to IFRS.  Sony recognized right-of-use assets equal to the amount of lease liabilities at the date of transition to IFRS.

(2)  Mandatory exception under IFRS 1

　　IFRS 1 prohibits the retrospective application of IFRS concerning “estimates”, “non-controlling interests”, “classification and measurement of financial instruments” and other items.  Sony applied these items prospectively from the date of transition to IFRS.

(3)  Reconciliation

　　The reconciliations required to be disclosed in the first IFRS financial statements are described in the reconciliations as below.  “Reclassification” includes items that do not affect retained earnings and comprehensive income, while “Recognition and measurement differences” includes items that affect retained earnings and comprehensive income.

Reconciliation of equity at the date of transition to IFRS (April 1, 2020)

	Yen in millions
Accounts under U.S. GAAP	U.S. GAAP*	Reclassification	Recognition and measurement differences	IFRS	Note	Accounts under IFRS
ASSETS						ASSETS
Current assets:						Current assets:
Cash and cash equivalents	1,512,357	–	166	1,512,523		Cash and cash equivalents
Marketable securities	1,847,772	(1,847,772)	–	–	a
	–	327,092	–	327,092	a,f	Investments and advances in the Financial Services segment
Notes and accounts receivable, trade and contract assets	1,028,793	(1,028,793)	–	–	b
	–	1,195,228	(894)	1,194,334	b,c	Trade and other receivables, and contract assets
Allowance for credit losses	(26,153)	26,153	–	–	b
Inventories	558,452	-	1,327	559,779		Inventories
Other receivables	188,076	(188,076)	–	–	c
	–	135,265	217	135,482	d	Other financial assets
Prepaid expenses and other current assets	594,009	(153,473)	1,438	441,974	d	Other current assets
Total current assets	5,703,306	(1,534,376)	2,254	4,171,184		Total current assets

						Non-current assets:
Film costs	458,853	(458,853)	–	–	e
Investments and advances:
Affiliated companies	207,922	(608)	(3,023)	204,291		Investments accounted for using the equity method
Securities investments and other	12,526,990	(12,526,990)	–	–	f
Allowance for credit losses	(6,341)	6,341	–	–
	–	13,906,535	2,445,750	16,352,285	a,f,D	Investments and advances in the Financial Services segment
Property, plant and equipment:
Land	81,482	(81,482)	–	–
Buildings	659,556	(659,556)	–	–
Machinery and equipment	1,725,720	(1,725,720)	–	–
Construction in progress	76,391	(76,391)	–	–
Less - Accumulated depreciation	1,634,505	(1,634,505)	–	–
	–	921,513	(4,315)	917,198		Property, plant and equipment
Other assets:
Operating lease right-of-use assets	359,510	(359,510)	–	–	g
Finance lease right-of-use assets	33,100	(33,100)	–	–	g
	–	376,998	(3,716)	373,282	g	Right-of-use assets
Intangibles, net	906,310	(906,310)	–	–	e
Goodwill	783,888	–	(92,959)	690,929	C	Goodwill
	–	991,611	1,033	992,644	e	Content assets
	–	373,552	3,948	377,500	e	Other intangible assets
Deferred insurance acquisition costs	600,901	–	(412,997)	187,904	E	Deferred insurance acquisition costs
Deferred income taxes	210,417	87	(171)	210,333		Deferred tax assets
	–	298,469	23,252	321,721	f,h,D	Other financial assets
Other	339,284	(154,853)	(16,636)	167,795	h,B	Other non-current assets
	17,329,478	1,526,238	1,940,166	20,795,882		Total non-current assets
Total assets	23,032,784	(8,138)	1,942,420	24,967,066		Total assets

	Yen in millions
Accounts under U.S. GAAP	U.S. GAAP*	Reclassification	Recognition and measurement differences	IFRS	Note	Accounts under IFRS
LIABILITIES						LIABILITIES
Current liabilities:						Current liabilities:
Short-term borrowings	810,176	13,869	–	824,045		Short-term borrowings
Current portion of long-term debt	29,807	69,116	–	98,923	i	Current portion of long-term debt
Current portion of long-term operating lease liabilities	68,942	(68,942)	–	–	i
Notes and accounts payable, trade	380,810	(380,810)	–	–	j
	–	1,340,573	(30,037)	1,310,536	j,k,m	Trade and other payables
Accounts payable, other and accrued expenses	1,630,197	(1,630,197)	–	–	k
Deposits from customers in the banking business	2,440,783	(93,396)	–	2,347,387	l	Deposits from customers in the banking business
Accrued income and other taxes	145,996	(60,650)	–	85,346		Income taxes payables
	–	163,007	–	163,007	k	Participation and residual liabilities in the Pictures segment
	–	56,152	–	56,152	k,m	Other financial liabilities
Other	733,732	527,859	2,353	1,263,944	k,m	Other current liabilities
Total current liabilities	6,240,443	(63,419)	(27,684)	6,149,340		Total current liabilities
						Non-current liabilities:
Long-term debt	634,966	305,871	(1,807)	939,030	i	Long-term debt
Long-term operating lease liabilities	314,836	(314,836)	–	–	i
Accrued pension and severance costs	324,655	4,355	611	329,621	B	Defined benefit liabilities
Deferred income taxes	548,034	87	493,035	1,041,156	F	Deferred tax liabilities
Future insurance policy benefits and other	6,246,047	–	273,530	6,519,577	E	Future insurance policy benefits and other
Policyholders’ account in the life insurance business	3,642,271	–	(2,261)	3,640,010	E	Policyholders’ account in the life insurance business
	–	122,706	(3,004)	119,702	n	Participation and residual liabilities in the Pictures segment
	–	146,834	-	146,834	l,n,o	Other financial liabilities
Other	289,285	(201,969)	4	87,320	n	Other non-current liabilities
	12,000,094	63,048	760,108	12,823,250		Total non-current liabilities
Total liabilities	18,240,537	(371)	732,424	18,972,590		Total liabilities
Redeemable noncontrolling interest	7,767	(7,767)	–	–	o
EQUITY						EQUITY
Sony Group Corporation’s stockholders’ equity:						Sony Group Corporation’s stockholders’ equity:
Common stock	880,214	–	–	880,214		Common stock
Additional paid-in capital	1,289,719	–	7,835	1,297,554		Additional paid-in capital
Retained earnings	2,765,187	–	(815,490)	1,949,697	G	Retained earnings
Accumulated other comprehensive income	(580,980)	–	1,560,456	979,476	A,B,D,E,F	Accumulated other comprehensive income
Treasury stock, at cost	(232,503)	-	–	(232,503)		Treasury stock, at cost
	4,121,637	–	752,801	4,874,438		Equity attributable to Sony Group Corporation’s stockholders
Noncontrolling interests	662,843	–	457,195	1,120,038	F	Noncontrolling interests
Total equity	4,784,480	–	1,209,996	5,994,476		Total equity
Total liabilities and equity	23,032,784	(8,138)	1,942,420	24,967,066		Total liabilities and equity
* “U.S. GAAP” represents the consolidated financial statements under U.S. GAAP for the year ended March 31, 2020, adjusted for the adoption of the Accounting Standards Updates issued by the Financial Accounting Standards Board effective as of April 1, 2020.

Reconciliation of equity as of June 30, 2020

	Yen in millions
Accounts under U.S. GAAP	U.S. GAAP	Reclassification	Recognition and measurement differences	IFRS	Note	Accounts under IFRS
ASSETS						ASSETS
Current assets:						Current assets:
Cash and cash equivalents	1,448,614	–	295	1,448,909		Cash and cash equivalents
Marketable securities	2,105,977	(2,105,977)	–	–	a
	–	378,857	7	378,864	a,f	Investments and advances in the Financial Services segment
Notes and accounts receivable, trade and contract assets	1,005,429	(1,005,429)	–	–	b
	–	1,194,949	(1,081)	1,193,868	b,c	Trade and other receivables, and contract assets
Allowance for credit losses	(26,060)	26,060	–	–	b
Inventories	588,797	–	(273)	588,524		Inventories
Other receivables	179,568	(179,568)	–	-	c
	–	106,594	217	106,811	d	Other financial assets
Prepaid expenses and other current assets	608,271	(153,041)	(5,244)	449,986	d	Other current assets
Total current assets	5,910,596	(1,737,555)	(6,079)	4,166,962		Total current assets

						Non-current assets:
Film costs	417,646	(417,646)	–	–	e
Investments and advances:
Affiliated companies	210,800	(666)	(2,727)	207,407		Investments accounted for using the equity method
Securities investments and other	12,937,934	(12,937,934)	–	–	f
Allowance for credit losses	(7,677)	7,677	–	–
	–	14,357,344	2,099,941	16,457,285	a,f,D	Investments and advances in the Financial Services segment
Property, plant and equipment:
Land	79,860	(79,860)	–	–
Buildings	658,911	(658,911)	–	–
Machinery and equipment	1,792,832	(1,792,832)	–	–
Construction in progress	71,599	(71,599)	–	–
Less - Accumulated depreciation	1,677,282	(1,677,282)	–	–
	–	937,845	(4,290)	933,555		Property, plant and equipment
Other assets:
Operating lease right-of-use assets	351,828	(351,828)	–	–	g
Finance lease right-of-use assets	31,778	(31,778)	–	–	g
	–	369,443	(4,598)	364,845	g	Right-of-use assets
Intangibles, net	902,575	(902,575)	–	–	e
Goodwill	783,453	–	(92,732)	690,721	C	Goodwill
	–	947,891	2,209	950,100	e	Content assets
	–	372,330	3,406	375,736	e	Other intangible assets
Deferred insurance acquisition costs	617,899	–	(396,690)	221,209	E	Deferred insurance acquisition costs
Deferred income taxes	202,880	(496)	(7,086)	195,298		Deferred tax assets
	–	458,685	30,013	488,698	f,h,D	Other financial assets
Other	340,724	(147,807)	(11,252)	181,665	h,B	Other non-current assets
	17,715,760	1,734,565	1,616,194	21,066,519		Total non-current assets
Total assets	23,626,356	(2,990)	1,610,115	25,233,481		Total assets

	Yen in millions
Accounts under U.S. GAAP	U.S. GAAP	Reclassification	Recognition and measurement differences	IFRS	Note	Accounts under IFRS
LIABILITIES						LIABILITIES
Current liabilities:						Current liabilities:
Short-term borrowings	977,414	13,908	–	991,322		Short-term borrowings
Current portion of long-term debt	28,516	72,450	–	100,966	i	Current portion of long-term debt
Current portion of long-term operating lease liabilities	72,275	(72,275)	–	–	i
Notes and accounts payable, trade	391,223	(391,223)	–	–	j
	–	1,278,571	(308)	1,278,263	j,k,m	Trade and other payables
Accounts payable, other and accrued expenses	1,461,252	(1,461,252)	–	–	k
Deposits from customers in the banking business	2,558,346	(87,579)	–	2,470,767	l	Deposits from customers in the banking business
Accrued income and other taxes	148,208	(73,992)	(6,244)	67,972		Income taxes payables
	–	158,429	(1,935)	156,494	k	Participation and residual liabilities in the Pictures segment
	–	50,281	–	50,281	k,m,o	Other financial liabilities
Other	692,863	460,792	(5,886)	1,147,769	k,m	Other current liabilities
Total current liabilities	6,330,097	(51,890)	(14,373)	6,263,834		Total current liabilities
						Non-current liabilities:
Long-term debt	654,145	295,868	(1,641)	948,372	i	Long-term debt
Long-term operating lease liabilities	304,647	(304,647)	–	–	i
Accrued pension and severance costs	320,439	3,837	3,009	327,285	B	Defined benefit liabilities
Deferred income taxes	556,206	(496)	482,120	1,037,830	F	Deferred tax liabilities
Future insurance policy benefits and other	6,331,757	-	3,727	6,335,484	E	Future insurance policy benefits and other
Policyholders’ account in the life insurance business	3,843,393	-	(2,318)	3,841,075	E	Policyholders’ account in the life insurance business
	-	124,463	(2,998)	121,465	n	Participation and residual liabilities in the Pictures segment
	-	134,532	-	134,532	l,n,o	Other financial liabilities
Other	283,852	(194,741)	1,138	90,249	n	Other non-current liabilities
	12,294,439	58,816	483,037	12,836,292		Total non-current liabilities
Total liabilities	18,624,536	6,926	468,664	19,100,126		Total liabilities
Redeemable noncontrolling interest	9,916	(9,916)	–	–	o
EQUITY						EQUITY
Sony Group Corporation’s stockholders’ equity:						Sony Group Corporation’s stockholders’ equity:
Common stock	880,214	–	–	880,214		Common stock
Additional paid-in capital	1,290,992	–	8,300	1,299,292		Additional paid-in capital
Retained earnings	2,997,579	–	(885,415)	2,112,164	G	Retained earnings
Accumulated other comprehensive income	(612,648)	–	1,588,506	975,858	A,B,C,D,E,F	Accumulated other comprehensive income
Treasury stock, at cost	(225,287)	–	–	(225,287)		Treasury stock, at cost
	4,330,850	–	711,391	5,042,241		Equity attributable to Sony Group Corporation’s stockholders
Noncontrolling interests	661,054	–	430,060	1,091,114	F	Noncontrolling interests
Total equity	4,991,904	–	1,141,451	6,133,355		Total equity
Total liabilities and equity	23,626,356	(2,990)	1,610,115	25,233,481		Total liabilities and equity

Reconciliation of equity as of March 31, 2021

	Yen in millions
Accounts under U.S. GAAP	U.S. GAAP	Reclassification	Recognition and measurement differences	IFRS	Note	Accounts under IFRS
ASSETS						ASSETS
Current assets:						Current assets:
Cash and cash equivalents	1,786,982	–	–	1,786,982		Cash and cash equivalents
Marketable securities	2,902,438	(2,902,438)	–	–	a,p
	–	412,016	(34)	411,982	a,f	Investments and advances in the Financial Services segment
Notes and accounts receivable, trade and contract assets	1,099,300	(1,099,300)	–	–	b
	–	1,366,991	(1,498)	1,365,493	b,c	Trade and other receivables, and contract assets
Allowance for credit losses	(29,406)	29,406	–	–	b
Inventories	637,391	–	(723)	636,668		Inventories
Other receivables	283,499	(283,499)	–	–	c
	–	117,522	160	117,682	d	Other financial assets
Prepaid expenses and other current assets	538,540	(141,517)	(813)	396,210	d	Other current assets
Total current assets	7,218,744	(2,500,819)	(2,908)	4,715,017		Total current assets

						Non-current assets:
Film costs	459,426	(459,426)	–	–	e
Investments and advances:
Affiliated companies	226,218	(1,132)	–	225,086		Investments accounted for using the equity method
Securities investments and other	14,046,196	(14,046,196)	–	–	f
Allowance for credit losses	(8,419)	8,419	–	–
	–	15,639,456	1,657,090	17,296,546	a,f,D	Investments and advances in the Financial Services segment
Property, plant and equipment:
Land	79,557	(79,557)	–	–
Buildings	683,249	(683,249)	–	–
Machinery and equipment	1,748,961	(1,748,961)	–	–
Construction in progress	100,728	(100,728)	-	–
Less - Accumulated depreciation	1,627,061	(1,627,061)	–	–
	–	994,676	(4,135)	990,541		Property, plant and equipment
Other assets:
Operating lease right-of-use assets	337,322	(337,322)	–	–	g
Finance lease right-of-use assets	39,772	(39,772)	–	–	g
	–	365,641	(7,607)	358,034	g	Right-of-use assets
Intangibles, net	996,305	(996,305)	–	–	e
Goodwill	827,149	(398)	(100,642)	726,109	C	Goodwill
	–	1,062,865	(318)	1,062,547	e	Content assets
	–	392,862	(1,807)	391,055	e	Other intangible assets
Deferred insurance acquisition costs	657,420	–	(33,434)	623,986	E	Deferred insurance acquisition costs
Deferred income taxes	207,470	(2,649)	10,848	215,669		Deferred tax assets
	–	663,105	32,659	695,764	f,h,D	Other financial assets
Other	361,803	(137,916)	(16,398)	207,489	h,B	Other non-current assets
	19,136,096	2,120,474	1,536,256	22,792,826		Total non-current assets
Total assets	26,354,840	(380,345)	1,533,348	27,507,843		Total assets

	Yen in millions
Accounts under U.S. GAAP	U.S. GAAP	Reclassification	Recognition and measurement differences	IFRS	Note	Accounts under IFRS
LIABILITIES						LIABILITIES
Current liabilities:						Current liabilities:
Short-term borrowings	1,187,868	13,879	–	1,201,747		Short-term borrowings
Current portion of long-term debt	131,699	73,582	125	205,406	i	Current portion of long-term debt
Current portion of long-term operating lease liabilities	73,362	(73,362)	–	–	i
Notes and accounts payable, trade	599,569	(599,569)	–	–	j
	–	1,632,952	(36,389)	1,596,563	j,k,m	Trade and other payables
Accounts payable, other and accrued expenses	1,756,833	(1,756,833)	–	–	k
Deposits from customers in the banking business	2,773,885	(91,729)	–	2,682,156	l	Deposits from customers in the banking business
Accrued income and other taxes	165,406	(82,594)	1,619	84,431		Income taxes payables
	–	164,005	(2,572)	161,433	k	Participation and residual liabilities in the Pictures segment
	–	54,341	–	54,341	k,m,o	Other financial liabilities
Other	1,126,802	234,441	6,284	1,367,527	k,m,p	Other current liabilities
Total current liabilities	7,815,424	(430,887)	(30,933)	7,353,604		Total current liabilities
						Non-current liabilities:
Long-term debt	773,294	281,086	(744)	1,053,636	i	Long-term debt
Long-term operating lease liabilities	290,259	(290,259)	-	–	i
Accrued pension and severance costs	254,103	12,364	755	267,222	B	Defined benefit liabilities
Deferred income taxes	366,761	(2,649)	452,475	816,587	F	Deferred tax liabilities
Future insurance policy benefits and other	6,599,977	–	14,608	6,614,585	E	Future insurance policy benefits and other
Policyholders’ account in the life insurance business	4,331,065	–	(2,171)	4,328,894	E	Policyholders’ account in the life insurance business
	–	120,712	(4,175)	116,537	n	Participation and residual liabilities in the Pictures segment
	–	139,417	–	139,417	l,n,o	Other financial liabilities
Other	294,302	(201,551)	271	93,022	n	Other non-current liabilities
	12,909,761	59,120	461,019	13,429,900		Total non-current liabilities
Total liabilities	20,725,185	(371,767)	430,086	20,783,504		Total liabilities
Redeemable noncontrolling interest	8,179	(8,179)	–	–	o
EQUITY						EQUITY
Sony Group Corporation’s stockholders’ equity:						Sony Group Corporation’s stockholders’ equity:
Common stock	880,214	–	–	880,214		Common stock
Additional paid-in capital	1,486,721	–	2,876	1,489,597		Additional paid-in capital
Retained earnings	3,857,152	–	(942,649)	2,914,503	G	Retained earnings
Accumulated other comprehensive income	(524,020)	–	2,044,277	1,520,257	A,B,C,D,E,F	Accumulated other comprehensive income
Treasury stock, at cost	(124,228)	–	–	(124,228)		Treasury stock, at cost
	5,575,839	–	1,104,504	6,680,343		Equity attributable to Sony Group Corporation’s stockholders
Noncontrolling interests	45,637	(399)	(1,242)	43,996		Noncontrolling interests
Total equity	5,621,476	(399)	1,103,262	6,724,339		Total equity
Total liabilities and equity	26,354,840	(380,345)	1,533,348	27,507,843		Total liabilities and equity

Reconciliation of profit or loss for three months ended June 30, 2020

	Yen in millions
Accounts under U.S. GAAP	U.S. GAAP	Reclassification	Recognition and measurement differences	IFRS	Note	Accounts under IFRS
Sales and operating revenue:						Sales and financial services revenue:
Net sales	1,504,870	19,132	958	1,524,960	q	Sales
Financial services revenue	444,916	3,448	(10,375)	437,989	r,D	Financial services revenue
Other operating revenue	19,133	(19,133)	–	–	q
	1,968,919	3,447	(9,417)	1,962,949		Total sales and financial services revenue
Costs and expenses:						Costs and expenses:
Cost of sales	1,052,673	(8)	(3,242)	1,049,423		Cost of sales
Selling, general and administrative	301,166	158	(1,039)	300,285	B	Selling, general and administrative
Financial services expenses	397,659	3,461	784	401,904	r	Financial services expenses
Other operating income, net	(11,248)	–	558	(10,690)		Other operating (income) expense, net
	1,740,250	3,611	(2,939)	1,740,922		Total costs and expenses
Equity in net loss of affiliated companies	(274)	–	(28)	(302)	D	Share of profit (loss) of investments accounted for using the equity method
Operating income	228,395	(164)	(6,506)	221,725		Operating income
Other income:
Interest and dividends	2,836	(2,836)	–	–
Gain on equity securities, net	96,900	(96,900)	–	–
Other	1,273	(1,273)	–	–
	–	100,688	(44,012)	56,676	s,D	Financial income
Other expenses:
Interest expenses	1,805	(1,805)	–	–
Foreign exchange loss, net	5,054	(5,054)	–	–
Other	2,626	(2,626)	–	–
	–	9,000	839	9,839	s,B	Financial expenses
Income before income taxes	319,919	–	(51,357)	268,562	H	Income before income taxes
Income taxes	72,878	–	(8,534)	64,344	I	Income taxes
Net income	247,041	–	(42,823)	204,218		Net income
						Net income attributable to
Net income attributable to Sony Group Corporation’s stockholders	233,251	–	(39,668)	193,583		Sony Group Corporation’s stockholders
Net income attributable to noncontrolling interests	13,790	–	(3,155)	10,635		Noncontrolling interests

Reconciliation of comprehensive income for three months ended June 30, 2020

	Yen in millions
Accounts under U.S. GAAP	U.S. GAAP	Reclassification	Recognition and measurement differences	IFRS	Note	Accounts under IFRS
Net income	247,041	–	(42,823)	204,218		Net income
Other comprehensive income, net of tax -						Other comprehensive income, net of tax -
						Items that will not be reclassified to profit or loss
	–	–	40,098	40,098	D	Changes in equity instruments measured at fair value through other comprehensive income
Pension liability adjustment	566	–	(605)	(39)		Remeasurement of defined benefit pension plans
	–	–	36	36		Share of other comprehensive income of investments accounted for using the equity method
						Items that may be reclassified subsequently to profit or loss
Unrealized losses on securities	(32,111)	–	(35,747)	(67,858)	D,E,F	Changes in debt instruments measured at fair value through other comprehensive income
Unrealized losses on derivative instruments	(260)	–	–	(260)		Cash flow hedges
Debt valuation adjustments	(1,650)	–	–	(1,650)		Insurance contract valuation adjustments
Foreign currency translation adjustments	(11,483)	67	12,209	793		Exchange differences on translating foreign operations
	-	(67)	–	(67)		Share of other comprehensive income of investments accounted for using the equity method
	(44,938)	–	15,991	(28,947)		Total other comprehensive income, net of tax
Total comprehensive income	202,103	–	(26,832)	175,271		Comprehensive income
						Comprehensive income attributable to
Comprehensive income attributable to Sony Group Corporation’s stockholders	201,583	–	(11,440)	190,143		Sony Group Corporation’s stockholders
Comprehensive income attributable to noncontrolling interests	520	–	(15,392)	(14,872)		Noncontrolling interests

Reconciliation of profit or loss for the fiscal year ended March 31, 2021

	Yen in millions
Accounts under U.S. GAAP	U.S. GAAP	Reclassification	Recognition and measurement differences	IFRS	Note	Accounts under IFRS
Sales and operating revenue:						Sales and financial services revenue:
Net sales	7,252,766	79,293	1,611	7,333,670	q	Sales
Financial services revenue	1,661,520	13,512	(10,041)	1,664,991	r,D	Financial services revenue
Other operating revenue	85,074	(85,074)	–	–	q
	8,999,360	7,731	(8,430)	8,998,661		Total sales and financial services revenue
Costs and expenses:						Costs and expenses:
Cost of sales	5,072,596	(3,850)	(2,867)	5,065,879	B	Cost of sales
Selling, general and administrative	1,469,955	61	3,138	1,473,154	B	Selling, general and administrative
Financial services expenses	1,488,963	12,503	208	1,501,674	r,D	Financial services expenses
Other operating expense, net	7,468	(720)	7,502	14,250	C	Other operating (income) expense, net
	8,038,982	7,994	7,981	8,054,957		Total costs and expenses
Equity in net income of affiliated companies	11,487	–	64	11,551	D	Share of profit (loss) of investments accounted for using the equity method
Operating income	971,865	(263)	(16,347)	955,255		Operating income
Other income:
Interest and dividends	10,457	(10,457)	–	–
Gain on equity securities, net	247,026	(247,026)	–	–
Other	6,752	(6,752)	–	–
	–	264,692	(180,900)	83,792	s,D	Financial income
Other expenses:
Interest expenses	12,185	(12,185)	–	–
Foreign exchange loss, net	16,056	(16,056)	–	–
Net periodic benefit costs other than service cost	8,811	(8,811)	–	–
Other	6,678	(6,678)	–	–
	–	43,924	(2,842)	41,082	s,B	Financial expenses
Income before income taxes	1,192,370	–	(194,405)	997,965	H	Income before income taxes
Income taxes	995	–	(46,926)	(45,931)	I	Income taxes
Net income	1,191,375	–	(147,479)	1,043,896		Net income
						Net income attributable to
Net income attributable to Sony Group Corporation’s stockholders	1,171,776	–	(142,166)	1,029,610		Sony Group Corporation’s stockholders
Net income attributable to noncontrolling interests	19,599	–	(5,313)	14,286		Noncontrolling interests

Reconciliation of comprehensive income for the fiscal year ended March 31, 2021

	Yen in millions
Accounts under U.S. GAAP	U.S. GAAP	Reclassification	Recognition and measurement differences	IFRS	Note	Accounts under IFRS
Net income	1,191,375	–	(147,479)	1,043,896		Net income
Other comprehensive income, net of tax -						Other comprehensive income, net of tax -
						Items that will not be reclassified to profit or loss
	–	–	144,740	144,740	D	Changes in equity instruments measured at fair value through other comprehensive income
Pension liability adjustment	12,965	–	(1,410)	11,555		Remeasurement of defined benefit pension plans
	–	–	87	87		Share of other comprehensive income of investments accounted for using the equity method
						Items that may be reclassified subsequently to profit or loss
Unrealized losses on securities	(102,492)	–	(103,057)	(205,549)	D,E,F	Changes in debt instruments measured at fair value through other comprehensive income
Unrealized losses on derivative instruments	1,513	–	(1,462)	51		Cash flow hedges
Debt valuation adjustments	(3,120)	–	-	(3,120)		Insurance contract valuation adjustments
Foreign currency translation adjustments	106,826	(798)	9,293	115,321		Exchange differences on translating foreign operations
	–	798	-	798		Share of other comprehensive income of investments accounted for using the equity method
	15,692	–	48,191	63,883		Total other comprehensive income, net of tax
Total comprehensive income	1,207,067	–	(99,288)	1,107,779		Comprehensive income
						Comprehensive income attributable to
Comprehensive income attributable to Sony Group Corporation’s stockholders	1,198,836	–	(80,208)	1,118,628		Sony Group Corporation’s stockholders
Comprehensive income attributable to noncontrolling interests	8,231	–	(19,080)	(10,849)		Noncontrolling interests

(4)  Notes to reconciliation

Reclassifications

a.
“Marketable securities”, which were separately presented under U.S. GAAP, have been reclassified into “Investments and advances in the Financial Services segment” as current assets under IFRS.  Investments held for variable annuities and variable life insurance contracts in the life insurance business, which were included in “Marketable securities” under U.S. GAAP, have been reclassified into “Investments and advances in the Financial Services segment” as current assets or non-current assets under IFRS, after considering the current/non-current distinction based on the purpose of the investments related to the insurance liabilities in accordance with paragraph 66 of IAS 1 “Presentation of Financial Statements” (“IAS 1”).

b.
“Notes and accounts receivable, trade and contract assets” and “Allowance for credit losses”, which were separately presented under U.S. GAAP, have been reclassified into “Trade and other receivables, and contract assets” under IFRS.

c.	“Other receivables”, which were separately presented under U.S. GAAP, have been reclassified into “Trade and other receivables, and contract assets” under IFRS.
d.	“Other financial assets”, which were included in “Prepaid expenses and other current assets” under U.S. GAAP, are separately presented under IFRS.
e.
“Film costs”, which were presented separately, and music catalogs, artist contracts, music distribution rights and other content assets, which were included in “Intangibles, net” under U.S. GAAP are collectively reclassified and presented as “Content assets” under IFRS.  “Intangibles, net” other than those reclassified and presented as “Content assets” have been reclassified into “Other intangible assets” under IFRS.

f.
“Securities investments and other”, which were separately presented under U.S. GAAP, have been reclassified into “Investments and advances in the Financial Services segment” as non-current assets for the amounts related to the Financial Services segment and “Other financial assets” as non-current assets for the amounts related to all segments excluding the Financial Services segment under IFRS.  Housing loans in the banking business, which were included in “Securities investments and other” under U.S. GAAP, have been reclassified into “Investments and advances in the Financial Services segment” as current assets or non-current assets under IFRS after considering the current/non-current distinction based on the terms of the contract in accordance with paragraph 66 of IAS 1.

g.	“Operating lease right-of-use assets” and “Finance lease right-of-use assets”, which were separately presented under U.S. GAAP, have been reclassified into “Right-of-use assets” under IFRS.
h.	“Other financial assets”, which were included in “Other” in other assets under U.S. GAAP, are separately presented under IFRS.
i.
“Current portion of long-term operating lease liabilities” and “Long-term operating lease liabilities”, which were separately presented under U.S. GAAP, have been reclassified into “Current portion of long-term debt” and “Long-term debt”, respectively under IFRS.

j.	“Notes and accounts payable, trade”, which were separately presented under U.S. GAAP, have been reclassified into “Trade and other payables” under IFRS.
k.
“Accounts payable, other and accrued expenses”, which were separately presented under U.S. GAAP, have been reclassified into either “Trade and other payables”, “Participation and residual liabilities in the Pictures segment”, “Other financial liabilities” or “Other current liabilities” under IFRS.

l.
“Deposits from customers in the banking business”, which were separately presented under U.S. GAAP, have been reclassified into “Other financial liabilities” of non-current liabilities under IFRS, after considering the current/non-current distinction based on the terms of the contract in accordance with paragraph 69 of IAS 1.

m.	“Trade and other payables” and “Other financial liabilities”, which were included in current liabilities “Other” under U.S. GAAP, are separately presented under IFRS.
n.
“Participation and residual liabilities in the Pictures segment” and “Other financial liabilities”, which were included in “Other” in other than current liabilities under U.S. GAAP, are separately presented under IFRS.

o.	“Redeemable noncontrolling interest”, which was separately presented under U.S. GAAP, has been reclassified into “Other financial liabilities” under IFRS.
p.
Under U.S. GAAP, securities received as collateral other than cash in lending transactions are accounted for as “Marketable securities” and also as “Other current liabilities” representing Sony’s obligation to return the collateral, which was 373,274 million yen as of March 31, 2021.  Under IFRS, the securities received as collateral other than cash shall be recognized in the consolidated statements of financial position if they are sold or the transferor defaults.  None of the securities was recognized in the consolidated statements of financial position as of March 31, 2021.

q.	“Other operating revenue”, which was separately presented under U.S. GAAP, has been reclassified into “Sales” under IFRS.
r.
Under IFRS, “Financial services revenue” and “Financial services expenses” have increased by the same amount due to the gross up of revenue and expenses related to service transactions, based on the presentation requirements.

s.	Under IFRS, “Financial income” and “Financial expenses” have been presented separately, based on the presentation requirements.

Recognition and measurement differences

A.  Exchange differences on translating foreign operations

　　Under IFRS 1, first-time adopters may choose to deem the cumulative exchange differences on translating foreign operations as zero at the date of transition to IFRS.  Sony has chosen to apply this exemption and transferred all cumulative exchange differences on translating foreign operations into retained earnings at the date of transition to IFRS.

　　The impact of this change is as follows:

	Yen in millions
	April 1, 2020	June 30, 2020	March 31, 2021
(Consolidated Statements of Financial Position)
Accumulated other comprehensive income	(509,872)	(509,539)	(510,091)
Adjustment to retained earnings	(509,872)	(509,539)	(510,091)

B.  Post-employment benefits

　　Under U.S. GAAP, past service costs and actuarial gains and losses are deferred in accumulated other comprehensive income, and subsequently reclassified to profit or loss over a certain period of time in the future.

　　Under IFRS, past service costs are expensed as incurred.  Adjustments due to remeasurements of the net defined benefit liabilities or assets, such as actuarial gains and losses, are recognized in other comprehensive income when incurred and immediately transferred to retained earnings and are not reclassified to profit or loss in a subsequent period.

　　In addition, if the fair value of plan assets is in excess of the present value of defined benefit obligations, the amount of any asset to be recognized is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

　　The impact of this change before considering the tax effect is as follows:

	Yen in millions
	April 1, 2020	June 30, 2020	March 31, 2021
(Consolidated Statements of Financial Position)
Other non-current assets	(16,829)	(11,826)	(17,083)
Defined benefit liabilities	30	(2,355)	(62)
Accumulated other comprehensive income	(300,385)	(301,131)	(277,379)
Adjustment to retained earnings	(317,184)	(315,312)	(294,524)

	Yen in millions
	Three months ended June 30, 2020	Fiscal year ended March 31, 2021
(Consolidated Statements of Income)
Cost of sales	–	(2,193)
Selling, general and administrative	(397)	(244)
Financial expenses	2,288	9,476
Increase (decrease) in adjustment to pre-tax income	1,891	7,039

C.  Impairment of goodwill

　　The level at which goodwill is tested for impairment differs between U.S. GAAP and IFRS.  Under U.S. GAAP, goodwill is tested for impairment at the reporting unit level.  Reporting units are Sony’s operating segments or one level below the operating segments.  The identification of reporting units is dependent on the level at which discrete financial information is available and regularly reviewed by the segment manager.  Under IFRS, goodwill is tested for impairment at the level of the cash-generating unit (“CGU”) or group of CGUs, which represent the lowest level at which goodwill is monitored for internal management purposes, which may be a lower level of grouping than a reporting unit under U.S. GAAP.  A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets.

　　Upon the transition to IFRS, Sony assessed its reporting units to determine if such reporting units should be further divided into several CGUs under IFRS.  As a result, Sony determined that certain CGUs should be grouped at a lower level than a reporting unit under U.S. GAAP.  In addition, Sony performed an impairment test for goodwill at the date of transition to IFRS regardless of whether there were any indications that the goodwill may be impaired based on conditions at the date of transition to IFRS.  In performing the impairment test, Sony used the goodwill balance under U.S. GAAP attributed to each CGU or group of CGUs based on the history of acquisitions of the businesses.  Under U.S. GAAP, when a business within a reporting unit was disposed of (including when classified as held for sale), goodwill was allocated to the remaining business and the disposed business based on relative fair value, and only the goodwill allocated to the disposed business was written off.  Under IFRS, since certain disposed businesses represented individual CGUs or a group of CGUs, at the time of disposition, all the goodwill that was recognized for such businesses would have been written off.  The assessment resulted in impairments related to CGUs or groups of CGUs of the businesses that Sony disposed of prior to the date of transition to IFRS.  In addition, the assessment resulted in impairments related to CGUs or groups of CGUs of the businesses that existed at the date of transition to IFRS where the recoverable amount was lower than the carrying amount.

　　As a result, at the date of transition to IFRS (April 1, 2020), goodwill decreased by 96,817 million yen, and retained earnings decreased by the same amount.  The impact of this change was primarily in the I&SS and Pictures segments and is discussed below.

　　In the I&SS segment, at the date of transition to IFRS, Sony recognized 43,376 million yen of impairment losses in retained earnings, which includes the impairment loss related to the goodwill allocated to CGUs or groups of CGUs of the businesses that Sony disposed of prior to the date of transition to IFRS as well as the Internet of Things (“IoT”)-related business which existed at the date of transition to IFRS.  The recoverable amount of the IoT-related business was determined by the value in use and a pre-tax discount rate of 9.8% was used in the measurement.

　　In the Pictures segment, at the date of transition to IFRS, Sony recognized 48,749 million yen of impairment losses in retained earnings, which includes the impairment loss related to the goodwill allocated to CGUs or groups of CGUs of the businesses that Sony disposed of prior to the date of transition to IFRS as well as the United States television network CGU which existed at the date of transition to IFRS.  The recoverable amount of the United States television network CGU was determined by the value in use and a pre-tax discount rate of 15.9% was used in the measurement.

　　The impact of this change is as follows:

	Yen in millions
	April 1, 2020	June 30, 2020	March 31, 2021
(Consolidated Statements of Financial Position)
Goodwill	(96,817)	(96,368)	(100,727)
Accumulated other comprehensive income	–	(449)	2,942
Adjustment to retained earnings	(96,817)	(96,817)	(97,785)

	Yen in millions
	Three months ended June 30, 2020	Fiscal year ended March 31, 2021
(Consolidated Statements of Income)
Other operating (income) expense, net	–	(968)
Increase (decrease) in adjustment to pre-tax income	–	(968)

The carrying amount of goodwill by segment is as follows:

	Yen in millions
	April 1, 2020	March 31, 2021
Game & Network Services *1	170,974	172,360
Music *2	391,325	408,424
Pictures *3	103,626	120,083
Electronics Products & Solutions	11,354	11,533
Imaging & Sensing Solutions	2,816	2,875
Financial Services	10,834	10,834
Total	690,929	726,109

*1 Game & Network Services (“G&NS”)
All of the goodwill shown in the G&NS line of the table above relates to the PlayStation® business.  Goodwill related to the CGU has a carrying amount of 170,974 million yen and 172,360 million yen, as of April 1, 2020 and March 31, 2021, respectively.  Intangible assets with indefinite useful lives related to the PlayStation® business have a carrying amount of 57,397 million yen and 57,449 million yen, as of April 1, 2020 and March 31, 2021, respectively, which are included in “Other intangible assets”.  Intangible assets with indefinite useful lives include the trademark for PlayStation®, which is assessed to have an indefinite useful life as the trademark for PlayStation® is utilized as the core trademark for Sony’s products and services throughout the G&NS segment and Sony expects to continue using the trademark in the future as well.  The recoverable amount of the CGU is determined by the value in use.  The value in use is calculated by discounting the estimated future cash flows including a terminal value.  The estimated future cash flows are prepared based on a three-year forecasted period derived from the mid-range plan (“MRP”).  A perpetual growth rate is utilized to determine a terminal cash flow value and is set after the final year of the forecasted period.  The growth rate and the pre-tax discount rate are 1.5% and 9.8% as of April 1, 2020 and 1.5% and 8.7% as of March 31, 2021, respectively.

*2 Music
Goodwill shown in the Music line of the table above is primarily allocated to the worldwide recorded music and music publishing CGUs excluding operations in Japan.

Goodwill related to the worldwide recorded music CGU has a carrying amount of 128,918 million yen and 136,572 million yen, as of April 1, 2020 and March 31, 2021, respectively.  The recoverable amount of the CGU is determined by the value in use.  The value in use is calculated by discounting the estimated future cash flows including a terminal value.  The estimated future cash flows are prepared based on a three-year forecasted period derived from the MRP.  A perpetual growth rate is utilized to determine a terminal cash flow value and is set after the final year of the forecasted period.  The growth rate and the pre-tax discount rate are 1.0% and 9.2% as of April 1, 2020 and 1.0% and 9.3% as of March 31, 2021, respectively.

Goodwill related to the music publishing CGU has a carrying amount of 238,684 million yen and 248,130 million yen, as of April 1, 2020 and March 31, 2021, respectively.  The recoverable amount of the CGU is determined by the value in use.  The value in use is calculated by discounting the estimated future cash flows including a terminal value.  The estimated future cash flows are prepared based on a three-year forecasted period derived from the MRP.  A perpetual growth rate is utilized to determine a terminal cash flow value and is set after the final year of the forecasted period.  The growth rate and the pre-tax discount rate are 2.5% and 8.4% as of April 1, 2020 and 2.5% and 8.2% as of March 31, 2021, respectively.

*3 Pictures
Goodwill shown in the Pictures line of the table above is primarily allocated to the United States television network CGU.  Goodwill related to the CGU is recognized with the carrying amounts of 54,156 million yen and 55,092 million yen, as of April 1, 2020 and March 31, 2021, respectively.  The recoverable amount of the CGU is determined by the value in use.  The value in use is calculated by discounting the estimated future cash flows including a terminal value.  The estimated future cash flows are prepared based on a three-year forecasted period derived from the MRP.  The terminal value is based on an earnings multiple applied to the final year of the forecasted earnings.  The growth rate beyond the MRP period and the pre-tax discount rate are 1.0% and 15.9% as of April 1, 2020 and 1.0% and 14.7% as of March 31, 2021, respectively.

　　The value in use calculation uses key assumptions such as the pre-tax discount rate, perpetual growth rate, competitive and regulatory environment, and technology trends.  For each assumption, historical experience, external information, competitors and industry trends are taken into account.  Sony does not expect the recoverable amounts to be lower than the carrying amounts even when the growth rate and pre-tax discount rate that are used in the evaluation of the recoverable amounts change within a reasonably predictable range.

D.  Equity instruments and debt instruments

　　Under U.S. GAAP, equity securities are recognized at fair value and subsequent changes in fair value are recognized in profit or loss.  Equity securities that do not have readily determinable fair values are measured at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

　　Additionally, under U.S. GAAP, debt securities that are held-to-maturity, primarily in the life insurance business, are carried at amortized cost.

　　Under IFRS, equity instruments are recognized at fair value and subsequent changes in fair value are recognized in profit or loss.  However, for investments in equity instruments which are not held for trading, Sony may make an irrevocable election at initial recognition to present subsequent changes in fair value of the investments in other comprehensive income.  Such financial assets are measured at fair value and subsequent changes in the fair value are recognized in other comprehensive income.

　　Additionally, under IFRS, debt instruments, which are primarily in the life insurance business, are classified as financial assets measured at fair value through other comprehensive income if the debt instruments are held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets and the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.  Changes in the fair value of the financial assets after initial recognition, except for impairment gains or losses and foreign exchange gains or losses, are recognized in other comprehensive income.

　　The impact of this change before considering the tax effect is as follows:

	Yen in millions
	April 1, 2020	June 30, 2020	March 31, 2021
(Consolidated Statements of Financial Position)
Other financial assets (non-current)	22,110	30,233	31,627
Investments and advances in the Financial Services segment (non-current)	2,439,946	2,093,082	1,649,660
Accumulated other comprehensive income	(2,424,510)	(2,142,662)	(1,840,980)
Adjustment to retained earnings	37,546	(19,347)	(159,693)

	Yen in millions
	Three months ended June 30, 2020	Fiscal year ended March 31, 2021
(Consolidated Statements of Income)
Financial services revenue	(13,558)	(12,547)
Financial services expenses	-	(854)
Share of profit (loss) of investments accounted for using the equity method	3	(30)
Financial income	(43,578)	(178,677)
Increase (decrease) in adjustment to pre-tax income	(57,133)	(192,108)

E.  Insurance-related accounts

　　In accordance with Sony’s first-time adoption of IFRS 4 “Insurance Contracts” at the date of transition to IFRS, insurance contracts are recognized and measured based on the same accounting principles previously applied under U.S. GAAP.  Under IFRS, the amount of insurance-related accounts was affected by shadow accounting in the life insurance business as a result of the increase in financial instruments to be measured at fair value through other comprehensive income.  This change is mainly because the shadow liability adequacy test indicated that the insurance liabilities were not recorded at a sufficient level at the date of transition to IFRS and as of June 30, 2020.

　　The impact of this change before considering the tax effect is as follows:

	Yen in millions
	April 1, 2020	June 30, 2020	March 31, 2021
(Consolidated Statements of Financial Position)
Deferred insurance acquisition costs	(412,997)	(396,690)	(33,434)
Future insurance policy benefits and other	(273,530)	(3,728)	(14,609)
Policyholders’ account in the life insurance business	2,261	2,318	2,170
Accumulated other comprehensive income	684,266	398,100	45,873

F.  Impact of changes in the measurement method of debt instruments in the life insurance business on deferred tax liabilities and noncontrolling interests

　　In connection with “D. Equity instruments and debt instruments” and “E. Insurance-related accounts”, accumulated other comprehensive income is affected due to the change in the measurement method of debt instruments in the life insurance business and the change in the amount of insurance-related accounts as a result of the application of shadow accounting.
　　The impact of this change on deferred tax liabilities and noncontrolling interests is as follows:

	Yen in millions
	April 1, 2020	June 30, 2020	March 31, 2021
(Consolidated Statements of Financial Position)
Deferred tax liabilities	(489,839)	(475,603)	(452,189)
Noncontrolling interests	(440,099)	(427,309)	–
Accumulated other comprehensive income	929,938	902,912	452,189

G.  Retained earnings

Main items of the differences on retained earnings are as follows:

	Yen in millions
	April 1, 2020	June 30, 2020	March 31, 2021
Retained earnings under U.S. GAAP	2,765,187	2,997,579	3,857,152
1 Exchange differences on translating foreign operations *A	(509,872)	(509,539)	(510,091)
2 Post-employment benefits *B	(317,184)	(315,312)	(294,524)
3 Impairment of goodwill *C	(96,817)	(96,817)	(97,785)
4 Equity instruments and debt instruments*D	37,546	(19,347)	(159,693)
5 Other	6,616	(18,446)	13,249
Tax effect of adjustments	64,221	74,046	106,195
Total	(815,490)	(885,415)	(942,649)
Retained earnings under IFRS	1,949,697	2,112,164	2,914,503

H.  Income before income taxes

 Main items of the differences on income before income taxes are as follows:

	Yen in millions
	Three months ended June 30, 2020	Fiscal year ended March 31, 2021
Income before income taxes under U.S. GAAP	319,919	1,192,370
1 Post-employment benefits *B	1,891	7,039
2 Impairment of goodwill *C	–	(968)
3 Equity instruments and debt instruments *D	(57,133)	(192,108)
4 Other	3,885	(8,368)
Total	(51,357)	(194,405)
Income before income taxes under IFRS	268,562	997,965

I.  Income taxes

　　  Due to the adoption of IFRS, income taxes have been adjusted by recording the tax effects on various IFRS adjustments recognized and measured, and other IFRS tax effects.

(5)  Reconciliation of consolidated statements of cash flows

　　Main items of the differences on consolidated statements of cash flows are as follows:

	Yen in millions
	Three months ended June 30, 2020
	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities
Consolidated statements of cash flows under U.S. GAAP	126,185	(475,273)	290,252
1. Principal payments for operating lease liabilities*1	17,326	–	(17,326)
2. Additions and disposals of content assets*2	(4,816)	4,816	–
3. Changes in assets and liabilities in the Financial Services segment*3
(1) Investments and advances in the Financial Services segment	(317,027)	317,027	–
(2) Deposits from customers in the banking business	116,676	–	(116,676)
(3) Borrowings in the life insurance business and the banking business	194,222	–	(194,222)
(4) Future insurance policy benefits and other and policyholders’ account in the life insurance business	29,789	–	(29,789)
4. Other	410	1,065	243
Total	36,580	322,908	(357,770)
Consolidated statements of cash flows under IFRS	162,765	(152,365)	(67,518)

	Yen in millions
	Fiscal year ended March 31, 2021
	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities
Consolidated statements of cash flows under U.S. GAAP	1,350,150	(1,781,516)	666,967
1. Principal payments for operating lease liabilities*1	72,098	–	(72,098)
2. Additions and disposals of content assets*2	(34,751)	34,751	–
3. Changes in assets and liabilities in the Financial Services segment*3
(1) Investments and advances in the Financial Services segment	(1,181,744)	1,181,744	–
(2) Deposits from customers in the banking business	332,987	–	(332,987)
(3) Borrowings in the life insurance business and the banking business	463,783	–	(463,783)
(4) Future insurance policy benefits and other and policyholders’ account in the life insurance business	134,299	–	(134,299)
4. Other	3,395	1,111	(2,333)
Total	(209,933)	1,217,606	(1,005,500)
Consolidated statements of cash flows under IFRS	1,140,217	(563,910)	(338,533)

*1 The principal payments for operating lease liabilities
　　Under U.S. GAAP, lessees classify leases as either operating leases or finance leases, and the principal payments for the operating lease liabilities are classified as cash flows from operating activities in the consolidated statements of cash flows.  Under IFRS, the distinction between operating leases and finance leases no longer exists for lessees, and all of the principal payments for lease liabilities are classified as cash flows from financing activities in the consolidated statements of cash flows.

*2 The additions and disposals of content assets
　　Under U.S. GAAP, Sony classified the cash flows from the additions and disposals of film costs as cash flows from operating activities, and classified the cash flows from the additions and disposals of music catalogs, artist contracts, music distribution rights and other content assets as cash flows from investing activities in the consolidated statements of cash flows based on the nature of such transactions as additions and disposals of intangible assets.  Under IFRS, Sony defines these intangible assets as content assets, and classifies the cash flows from the additions and disposals of content assets as cash flows from operating activities in the consolidated statements of cash flows except for additions and disposals of content assets from business combinations or business divestitures, because the additions and disposals of content assets are derived from the principal revenue-producing activities of Sony.

*3 Changes in assets and liabilities in the Financial Services segment
　　Under U.S. GAAP, Sony classified cash flows from changes in investments and advances in the Financial Services segment and repurchase agreements in the Financial Services segment, deposits from customers in the banking business and policyholders’ account in the life insurance business according to the nature of these transactions in the consolidated statements of cash flows.  Under IFRS, Sony classifies cash flows from these transactions as cash flows from operating activities in the consolidated statements of cash flows as these transactions are viewed as integral to the principal revenue-producing activities of Sony.

Outlook for the Fiscal Year Ending March 31, 2022

The forecast for consolidated results for the fiscal year ending March 31, 2022, as announced on April 28, 2021, has been revised as follows:

	(Billions of yen)
	March 31, 2021 Results	April Forecast	August Forecast	Change from April Forecast
Sales *[1]	¥8,998.7	¥9,700	¥9,700	–	–
Operating income	955.3	930	980	+ ¥50 bil	+ 5.4%
Income before income taxes	998.0	905	955	+ 50 bil	+ 5.6%
Net income attributable to Sony Group Corporation’s stockholders	1,029.6	660	700	+ 40 bil	+ 6.1%

For all segments excluding the Financial Services segment *[2]	March 31, 2021 Results	April Forecast	August Forecast	Change from April Forecast
Net cash provided by operating activities	¥1,150.3	¥910	¥890	- ¥20 bil	- 2.2%

*1 “Sales and Financial Services revenue” are shown as “Sales” (the same applies below).
*2 Cash flow for all segments excluding the Financial Services segment is not a measure in accordance with IFRS.  However, Sony believes that this disclosure may be useful information to investors.  Please refer to page F-11 for details about the preparation of the Condensed Statements of Cash Flows.

Assumed foreign exchange rates are the following:

	Assumed foreign currency exchange rates for the nine months ending March 31, 2022	(For your reference) Assumed foreign currency exchange rates for the fiscal year ending March 31, 2022 at the time of the April forecast
1 U.S. dollar	approximately 110 yen	107 yen
1 Euro	approximately 131 yen	126 yen

Sales remain unchanged from the April forecast due to higher-than-expected sales in the Electronics Products & Solutions (“EP&S”) and Music segments, substantially offset by lower-than-expected sales in the Imaging & Sensing Solutions and Pictures segments.

Operating income is expected to be higher than the April forecast due to expected increases in operating income in the Music, EP&S and Pictures segments, as well as an expected decrease in operating loss in All Other, Corporate and elimination.

Income before income taxes is expected to be 955 billion yen, which is higher than the April forecast.  This expected increase is primarily due to the above-mentioned expected increase in operating income.

Net income attributable to Sony Group Corporation’s stockholders is expected to be higher than the April forecast mainly due to the above-mentioned expected increase in income before income taxes.

The forecast for each business segment for the fiscal year ending March 31, 2022 has been revised as follows:

	(Billions of yen)
	March 31, 2021 Results	April Forecast	August Forecast
Game & Network Services (G&NS)
Sales	¥2,656.3	¥2,900	¥2,900
Operating income	341.7	325	325
Music
Sales	939.9	990	1,040
Operating income	184.8	162	190
Pictures
Sales	753.0	1,140	1,120
Operating income	79.9	83	90
Electronics Products & Solutions (EP&S) *
Sales	2,068.1	2,260	2,320
Operating income	127.9	148	170
Imaging & Sensing Solutions (I&SS)
Sales	1,012.5	1,130	1,100
Operating income	145.9	140	140
Financial Services
Financial services revenue	1,674.0	1,400	1,400
Operating income	154.8	170	153
All Other, Corporate and elimination *
Operating loss	(79.6)	(98)	(88)
Consolidated
Sales	8,998.7	9,700	9,700
Operating income	955.3	930	980

* Due to organizational changes as of April 1, 2021, from the first quarter of the fiscal year ending March 31, 2022, Sony transferred some of the businesses and functions previously included within All Other and Corporate and elimination to the EP&S segment.  Sales and operating income (loss) of each segment for the fiscal year ended March 31, 2021 in the above chart are presented to conform to the organizational structure for the fiscal year ending March 31, 2022.

Game & Network Services (G&NS)
Sales and operating income are expected to remain unchanged from the April forecast.

Music
Sales are expected to be higher than the April forecast primarily due to stronger-than-expected sales from streaming services in Recorded Music and the impact of foreign exchange rates.  Operating income is expected to be higher than the April forecast primarily due to the impact of the above-mentioned expected increase in sales.

Pictures
Sales are expected to be lower than the April forecast primarily due to delays in some theatrical releases and deliveries of television episodes due in part to the impact of COVID-19.  Operating income is expected to be higher than the April forecast despite the aforementioned decrease in sales, primarily due to higher-than-expected television licensing sales from new film titles and catalog titles in Motion Pictures and catalog titles in Television Productions.

Electronics Products & Solutions (EP&S)
Sales are expected to be higher than the April forecast due to the impact of foreign exchange rates as well as higher-than-expected sales of digital cameras due to higher unit sales, partially offset by lower-than-expected sales of televisions due to lower unit sales.  Operating income is expected to be higher than the April forecast due to an increase in unit sales and an improvement in the product mix of digital cameras as well as the positive impact of foreign exchange rates, partially offset by the above-mentioned lower unit sales of televisions.

Imaging & Sensing Solutions (I&SS)
Sales are expected to be lower than the April forecast due to an expected decrease in unit sales of image sensors for mobile products, partially offset by the impact of foreign exchange rates.  Operating income is expected to remain unchanged from the April forecast mainly due to the positive impact of foreign exchange rates, substantially offset by the above-mentioned decrease in sales of image sensors for mobile products.

Financial Services
Financial services revenue is expected to remain unchanged from the April forecast.  Operating income is expected to be lower than the April forecast primarily due to the recording of a one-time loss at a subsidiary of Sony Life Insurance Co., Ltd. (“Sony Life”).

The effects of future gains and losses on investments held by the Financial Services segment due to market fluctuations have not been incorporated within the above forecast as it is difficult for Sony to predict market trends in the future.  Accordingly, future market fluctuations could further impact the above forecast.

The above forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

Notes about Financial Performance of the Music, Pictures and Financial Services segments

The Music segment results include the yen-based results of Sony Music Entertainment (Japan) Inc. and the yen-translated results of Sony Music Entertainment and Sony Music Publishing LLC, which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis.

The Pictures segment results are the yen-translated results of Sony Pictures Entertainment Inc., which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.

The Financial Services segment results include Sony Financial Holdings Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life, Sony Assurance Inc. and Sony Bank Inc. The results discussed in the Financial Services segment differ from the results that SFH discloses separately on a Japanese statutory basis.

Supplemental Information

The primary factors causing the differences between the sales and operating income (loss) recorded in accordance with U.S. GAAP and the sales and operating income (loss) recorded in accordance with IFRS for each business segment in the fiscal year ended March 31, 2021 are as follows:

Cautionary Statement
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Please note that Sony has disclosed the consolidated financial statements and its forecast for consolidated results for the fiscal year ending March 31, 2022 based on International Financial Reporting Standards (IFRS). Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:
(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;

(iii)
Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;

(iv)
the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;

(v)
changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;

(vi)
Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;

(vii)
Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;

(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;

(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii)
Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;

(xiv)
the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;

(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi)	risks related to catastrophic disasters, pandemic disease or similar events;
(xvii)
the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and

(xviii)	the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact.  The continued impact of COVID-19 could heighten many of the risks and uncertainties noted above.  Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the U.S. Securities and Exchange Commission.